SE 17009111

A... ANNUAL AUDITED REPORT

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2017
Washington DC
415

SEC FILE NUMBER
8-68988

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fenix Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Wall Street - 20th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael O. Brown 404-303-8840 Ext 1005
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fenix Securities LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[Notary seal: BENGIE MAR S DIAMOS, MY COMMISSION EXPIRES FEB 15 2018, FORSYTH CO. GEORGIA, NOTARY PUBLIC]

Notary Public

Signature

CFO / Financial Principal

Title

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FENIX SECURITIES, LLC

REPORT PURSUANT TO RULE 17a-5(d)
YEAR ENDED DECEMBER 31, 2016

This report is filed in accordance with Rule 17a-5 (e)(3) under the
Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

FENIX SECURITIES, LLC

CONTENTS

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Members of
Fenix Securities, LLC:

We have audited the accompanying statement of financial condition of Fenix Securities, LLC ("the Company") as of December 31, 2016, and the related notes (the "financial statements"). These financial statements are the responsibility of Fenix Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fenix Securities, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 27, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

FENIX SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

ASSETS		
Cash (Note 1)	$	122
Clearing deposits		300,000
Due from clearing brokers		79,450
Due from Officer		19,402
Securities held at market value		314
Other assets		10,014
Total assets	**$**	**409,302**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Commissions payable	$	50,386
Accrued expenses		40,785
Due to Officer		21,457
Note payable		19,776
Total liabilities		132,404
COMMITMENTS AND CONTINGENCIES (Notes 4 and 5)		
MEMBERS' EQUITY (Note 3)		276,898
	$	**409,302**

The accompanying notes are an integral part of the financial statements

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and business

Fenix Securities, LLC (the "Company") is a Delaware limited liability company formed on June 1, 2007. The Company has been registered since August 2012 as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is registered as an Introducing Broker with the National Futures Association ("NFA"). The Company is also a member of the Securities Investor Protection Company ("SIPC"). The Company is majority owned by Fenix Financial, Ltd. (the "Parent"). In addition, the Company is affiliated with Rex Securities Sociedad de Bolsa SA (the "Related Entity") a registered broker-dealer in Argentina.

Revenue recognition

The Company records securities transactions and related revenue and expenses on a settlement date basis. Transactions recorded on a trade date basis would not be materially different. Service fee revenue is recorded based on the terms of the respective agreements and deferred until earned by the Company. Fees receivable are carried at their estimated collectible amounts, and losses are determined on the basis of experience with the customer and current economic conditions. At December 31, 2016, management believed all receivables to be fully collectible.

Agreement with clearing brokers

The Company under Rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing brokers on a fully disclosed basis. The Company's agreement with its clearing brokers provides that as clearing brokers, those firms will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). They also perform all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers money market funds with maturities of three months or less to be cash equivalents.

NOTE 1- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The financial statements do not include a provision for income taxes because the Company is not a taxable entity and its members are taxed on their respective share of the Company's earnings.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax examinations by major taxing authorities for years before 2012. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. Iynterest expense or penalties have been recognized as of and for the year ended December 31, 2016.

Basis of Accounting and Trading and Valuation of Securities

The Company values its securities in accordance with Accounting Standards Codification 820 - Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

NOTE 1- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES *(continued)*
Basis of Accounting and Trading and Valuation of Securities *(continued)*

Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
>
> Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
>
> Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company held one security position in its error account with a market value of $314 as of December 31, 2016.

Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index, or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2016 or during the period then ended.

Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codifications ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

***NOTE 1- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES** (continued)*
***<u>Recently Issued Accounting Pronouncements</u>** (continued)*

For the year ending December 31, 2016, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole. This loss is included in the Statement of Financial Condition as Loss on theft of asset.

NOTE – 2- CHANGE IN MANAGEMENT

On November 29, 2016 the Company discharged from employment, and terminated the securities registration of, an Officer and minority Member of the Company. The Officer, Mr. Indihar, was relieved of all duties as Vice President and Chief Operating Officer for a violation of the conflict of interest clause in the Company's operating agreement to which all Members are subject. Prior to the termination, the Company removed the Officer from being a signatory on all Company asset accounts. However, on November 30, 2016, the terminated Officer presented himself at a branch office of the Company's bank and was able to withdraw $58,000 from the Company's operating account. As required under FINRA By-Laws and Rules, the Company amended the Officer's termination of securities registration notice to disclose the Officer's wrongful taking of property.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2016, the Company had net capital and net capital requirements of $247,325 and $50,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.55 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company is provided office space and facilities in Buenos Aires from its Related Entity under a non-cancelable lease agreement. Under the agreement the Company is required to reimburse the Related Entity $15,000 per month. The Company incurred and paid a total of $122,000 to this related entity for the year ended December 31, 2016.

On July, 1 2015 two Officers of the Company each entered into a Foreign Associate Agreement with the Company, which was amended May, 1 2016. Under the amended agreement, the Company pays 60% of the net commissions generated by the accounts of customers which are established by the Officers and which they continue to service. The Company paid commissions of $393,450 to the Officers during the year ending December 31, 2016. One Officer had been advanced $19,402 and one Officer was due $21,457 by the Company as of the year ending December 31, 2016. These amounts are included on the Statement of Financial Condition as Due to Officer and Due from Officer respectively.

The Company leases office space, facilities and equipment from an unrelated party under a non-cancelable operating lease beginning June, 2016 and expiring May 31, 2018. Future minimum lease payments are approximately as follows:

Year Ending December 31, 2017	Amount
2017	$29,796
2018	$29,796

Total rental expense of $31,956 was charged to operations during the year ended December 31, 2016.

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's client activities, through its clearing broker, involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations. These amounts are not covered by SIPC and are subject to loss should the clearing brokers cease business.

The Company is engaged in various interdealer referral activities with counterparties with which the Company has a Broker Dealer Referral Agreement. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company's financial instruments, including cash, clearing deposits, due from clearing brokers, other assets, commissions payable and accrued expenses are carried at amounts that approximate fair value due to the short-term nature of those instruments.

NOTE 6 - REGULATORY SETTLEMENT

On October 18, 2016 the Company was censured and fined $30,000 by The Financial Industry Regulatory Authority ("FINRA") for mistakenly paying commissions to foreign persons who were properly registered with a regulatory authority within their home country but not by FINRA. All of these persons lived outside of the U.S. and dealt solely with non-U.S. customers. Upon learning of this oversight, the Company registered each individual with FINRA as a Foreign Associate.

In connection with the settlement, the Company paid FINRA $7,500 and entered into a promissory note with FINRA for the remaining $22,500 balance of the fine. The note requires the Company to pay FINRA $1,025 a month for 24 months at an annual interest rate of 6.50%. During the year ended December 31, 2016, the Company paid FINRA a total of $11,127 in principal and $350 in interest.

NOTE 7 - CONCENTRATION OF REVENUE

The Company derived approximately $491,812 (approximately 24%) of its revenues from the activities of two foreign associates.

NOTE 8 - SUBSEQUENT EVENTS

Subsequent to December 31, 2016, the Company was notified that the terminated Officer had petitioned the court to issue injunctive relief against another Officer. The case asks the court to restrict the remaining Officer from disposing of Company assets and seeks reinstatement of the terminated Officer's employment, citing among other claims, that only with the terminated Officer's continued employment can the Company continue as an on-going concern. The Company is vigorously defending all claims and believes it will prevail in this action, and through February 28, 2017 has demonstrated that the Company has continued to operate as an on-going concern.

FENIX SECURITIES

Member FINRA & SIPC

February 28, 2017

Breard & Associates, Inc.
Certified Public Accountants
9221 Corbin Avenue, Suite 170
Northridge, CA 91324

Dear Mr. Breard,

We are providing this letter in connection with your review engagement regarding assertions that we, as management of Fenix Securities, LLC (the Company), have made in an exemption report prepared pursuant to SEC Rule 17a-5 of the Securities and Exchange Act of 1934 and provided to you in conjunction with the year-end audit of the Company's financial statements for the year ending December 31, 2016.

With regard to the assertions made in the exemption report, we hereby confirm, to the best of our knowledge and belief on February 28, 2017, the following representations made to you during the course of your review:

a) We acknowledge that it is management's responsibility for compliance with the identified exemption provision throughout the fiscal year;

b) We acknowledge that the assertions made in the exemption report are the responsibility of management;

c) We have made available to you all records and other information relevant to the Company's assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors concerning possible exceptions to the exemption provision, received through the date of the review report; and

d) Subsequent to the period addressed in the Company's assertions, there were no known events or other factors that might significantly affect the Company's compliance with the identified exemption provision.

Sincerely,

Digitally signed by Michael O. Brown
DN: CN=Michael O. Brown, O=B/D Solutions, OU="", E=mobrown@bdsolutions.com, C=US
Reason: As Financial Operations Principal & CFO, I signed this document.
Date: Tuesday, February 28, 2017 12:24:42 AM

Michael O. Brown
Chief Financial Officer
Financial & Operations Principal)

cc: Julian Galvez